EXHIBIT 99.1

Complexity Gaming, a GameSquare Esports Company, Launches New Campaign to Promote Buddybet, an Innovative Social Entertainment Platform

December 15, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), is pleased to announce that Complexity Gaming has entered into an agreement to conduct an advertising campaign for Buddybet Group Pty Ltd, an innovative social entertainment platform. The campaign is set to commence this December and will include leading talent from Complexity who will go head-to-head in a series of fun, social challenges.  The campaign will also consist of social media coverage, including targeted media outreach, and will be promoted on Complexity’s Twitch channel. The first of four live broadcasts, called the Buddybet Gaming Challenge, will occur in Q1, and will highlight Buddybet’s social entertainment platform and ‘world first’ innovative gaming product. Buddybet customers can place social challenges against friends and may comment, chat, like, share, duplicate and see the results.

“Buddybet is an innovative platform that let’s friends challenge each other in a fun and social app,” said Justin Kenna, CEO of GameSquare. “Partnering with Complexity showcases the depth of our product offering and the creative approach that GameSquare’s vertically integrated platform can provide to brands seeking to connect with gaming and esports fans. With a reach and aggregate social following that exceeds 105 million at Complexity, and more than 220 million across GameSquare, we are perfectly positioned to meet the needs of innovative, leading, and emerging brands.”

“Complexity is an iconic brand within esports that understands fun, competition, and social engagement can all work together,” added Manal Iqbal, CEO at Buddybet. “Buddybet has created a unique, digital take on the old-fashioned handshake challenge with friends and we are thrilled to be partnering with Complexity to showcase our incredibly innovative product to gaming and esports fans.”

Complexity Gaming was acquired by GameSquare Esports in June of 2021. Since then, GameSquare has invested in Complexity’s platform by signing leading streamers and content creators including TimTheTatman, Cloakzy, and the Baka Bros, and has strived to continue to add female content creators which are now at parity with male creators. The organization has launched Complexity Stars, the world’s first gaming division for celebrities and professional athletes, and a female and non-binary Valorant team, GX3, that competes in the VCT Game Changers program. As a result of these investments in Complexity Gaming, the aggregate following for Complexity has grown from approximately ten million, to more than 105 million and continues to expand with the addition of new talent, teams, and Complexity Stars members. The rapid growth of the audience has provided scale and amplified brand awareness including a multi-year sponsorship between Complexity Gaming and Lenovo. The sponsorship with Lenovo made it the exclusive desktop and laptop PC provider and Complexity’s Frisco-based headquarters, named the Lenovo Legion Esports Center.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Buddybet

Australian owned and operated, Buddybet Group Pty Ltd is global social media and gambling company with betting licenses and approvals in Australia, Ontario, the UK, Ireland, and New Zealand, as well as market presence in the USA with its non-gambling handshake product and a technology development business based in India. Buddybet is a new form of social media platform which now digitizes the age old ‘handshake bet’. Buddybet allows users, over the age of 18 years, to place social non-monetary handshake bets against their friends and family and enables others to engage with those bets by commenting, liking, and sharing.

Buddybet is a socially responsible product facilitating non-monetary handshake bets which you create yourself primarily for fun, validation or to socialize.

1

Buddybet is not your traditional gaming product, and their app is built around responsible gambling for fans over the age of 18 years, having fun and socializing with your friends and family.

To download the Buddybet app and create your free profile, head to the App Store or Google Play.

Media and Investor Relations - GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Contact - Buddybet

Sam Chadwick, Chief Legal & Commercial Officer

Email: schadwick@buddybet.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

2